UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2008

Evotec Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34041

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

(49-40) 56-0810

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec AG

By:	/s/ Klaus Maleck
Klaus Maleck
Chief Financial Officer

Date: July 23, 2008

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EXHIBIT INDEX

Exhibit Number	Description
99.1	Invitation to Annual General Meeting of Shareholders

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Exhibit 99.1

Evotec AG

Hamburg, Germany

- ISIN DE 000 566 480 9 -

- WKN 566 480 -

Our shareholders are invited to the

Annual General Meeting

that is to take place on Thursday, August 28, 2008 at 10:00 AM CEST in the VIP area of the HSH Nordbank Arena, Sylvesterallee 7, 22525 Hamburg, Germany.

The following agenda has been set for the meeting:

1.	Presentation of the audited financial statements, the approved Group financial statements as well as the management reports of Evotec AG and the Group for fiscal 2007, together with the report of the Supervisory Board and explanatory comments by the Management Board to supplement the information in accordance with §§ 289 par. 4, 315 par. 4 HGB (German Commercial Code).

2.	Approval of the actions taken by the members of the Management Board in fiscal 2007

The Supervisory Board and the Management Board propose the approval of the actions taken by the Management Board in fiscal 2007.

3.	Approval of the actions taken by the members of the Supervisory Board in fiscal 2007

The Management Board and the Supervisory Board propose the approval of the actions taken by the Supervisory Board in fiscal 2007.

4.	Approval of the appointment of an auditor of the financial statements of the company and of the Group for fiscal 2008

The Supervisory Board proposes the appointment of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hamburg, as auditors for the 2008 company and Group financial statements as well as to perform spotchecks of interim financial reports to the extent that these are prepared.

5.	Special Supervisory Board elections

Prof. Dr. Heinz Riesenhuber, Peer Schatz und Dr. William Jenkins, members of the Supervisory Board, announced their withdrawal from their posts by the end of the General Meeting on August 28, 2008.

The company’s Supervisory Board consists of six persons (§ 8 par. 1 of the Articles of Association, §§ 96 par. 1, 101 par. 1 AktG [German corporation law]) who are to be elected by the General Meeting. § 1 DrittelbG [part of the German Co-Determination law] does not apply. The General Meeting is not bound to choose from the proposed slate of candidates.

For the remaining term of office of the departing members, thus to the end of the General Meeting which votes on the approval of the actions taken in fiscal 2008, the Supervisory Board proposes, in accordance with § 8 par. 5 of the Articles of Association, to have the following persons elected individually to a position on the Supervisory Board:

Dr. Flemming Ørnskov, Zurich, Switzerland

Dr. Flemming Ørnskov is Global President, Pharmaceuticals, of Bausch & Lomb, Inc., Rochester, NY, USA.

He holds positions as a member of legally-constituted supervisory boards and similar domestic and international supervisory bodies at:

Santaris Pharma A/S, Copenhagen, Denmark (Chairman)

Astion Pharma A/S, Copenhagen, Denmark (Chairman)

Bausch & Lomb Freda, Jinan, China

PCI Biotech Holding ASA, Oslo, Norway

In the event of his election to the Supervisory Board, it is planned to have Dr. Ørnskov elected as Chairman.

John Walker, Atherton, CA, USA

John Walker is Chairman and Chief Executive Officer of Novacea, Inc., South San Francisco, CA, USA.

He holds positions as a member of legally-constituted supervisory boards and similar domestic and international supervisory bodies at:

Geron Corporation, Menlo Park, CA, USA

Affymax, Inc., Palo Alto, CA, USA

Ceregene, Inc., San Diego, CA, USA

Aerovance, Inc., Berkeley, CA, USA

Dr. Corey Goodman, Oakland, CA, USA

Dr. Corey Goodman is President, Biotherapeutics and Bioinnovation Center, as well as a member of the Executive Leadership Team of Pfizer, Inc., Rochester, NY, USA.

He holds positions as a member of legally-constituted supervisory boards and similar domestic and international supervisory bodies at:

Limerick BioPharma, Inc., South San Francisco, CA, USA

6.	Resolution on raising additional authorized capital and changes in § 5 par. 4 of the Articles of Association (authorized capital 2008)

Originally the General Meeting held on May 30, 2007 resolved to empower the Management Board of Evotec AG to raise the capital stock of the company with the approval of the Supervisory Board by May 29, 2012 by issuing new shares in one of more tranches against contributions in cash or in kind in the amount of up to EUR 36,849,564.00 (authorized capital). This authorization was entered into the Commercial Register on August 28, 2007. Following interim implementation of this authorization approved by the Management Board on May 1, 2008, with the concurrence of the Supervisory Board on May 2, 2008, the remaining amount to be raised now totals merely EUR 1,879,296.00. To allow the company to be positioned so that it can raise its equity capital rapidly and flexibly, also in line with future needs, new and additional authorized capital is to be created.

The Management Board and the Supervisory Board therefore propose the following resolution:

By rescinding the existing authorization of the Management Board in respect to capital increases as provided by § 5 par. 4 of the Articles of Association, (authorized capital), effective as of the date of entry of such change of the Articles of Association in the Commercial Register of the Municipal Court in Hamburg, authorized capital will be created by revising § 5 par. 4 of the Articles of Association:

“(4)	With the approval of the Supervisory Board the Management Board shall be empowered to increase the capital stock of the company by up to EUR 21,733,878.00 in one or more tranches by August 27, 2013 by issuing altogether up to 21,733,878 new common bearer shares without par value (no par value shares) (authorized capital 2008). In principle, shareholders are entitled to subscription rights. The new shares can also be acquired by one or more banks provided the securities are offered to shareholders for purchase.

Given the approval of the Supervisory Board the Management Board is empowered to exclude the subscription rights of shareholders one or more times,

a)	to the extent required in order to exclude possible fractions from shareholders´ subscription rights;

b)	to the extent needed in order to grant owners of option or conversion rights and obligations, respectively, under bonds with warrants or convertible bonds a subscription right to new shares in the amount as would be due to them following the exercise of the option and conversion right, respectively, or the fulfillment of the conversion obligation as shareholder;

c)	up to a mathematical nominal value of altogether EUR 600,000.00, if the capital increase involves the issuance of employee shares;

d)	insofar as the new shares are issued against cash, and the aggregate proportionate share of the capital stock accruing to the newly to be issued shares does not exceed the amount of EUR 10,866,939.00 or, should this amount be lower, altogether 10% of the capital stock existing at the time of the effective date and at the time of first-time implementation of this authorization (“maximum amount”) and the price of the new issue is not significantly lower than the market price of the listed shares with the same features at the time of the final determination of the price of the issue;

e)	insofar as the new shares are issued against contributions in kind, especially in the form of companies, parts of companies, participations in companies, license rights or receivables and the proportionate amount of the capital stock accruing to the newly to be issued shares does not exceed the amount of EUR 21,733,878.00 or, should this amount be lower, does not exceed 20% of the capital stock existing at the time this authorization becomes effective.

Of the maximum amount in accordance with § 5 par. 4 letter d) of the Articles of Association the proportionate share of the stock capital is to be deducted that accrues from new shares or treasury stock acquired earlier, which were issued or sold since August 28, 2008 under the provisions of the simplified subscription right exclusion in accordance with or analogous to § 186 par. 3 sentence 4 AktG as well as the proportionate share of the stock capital accruing to shares that can be acquired based on option or conversion rights and obligations, respectively, which were issued since August 28, 2008 in corresponding application of § 186 par. 3 sentence 4 AktG.

With the consent of the Supervisory Board the Management Board shall be empowered to determine further details of the capital increase as well as the conditions governing the issue of shares. The Supervisory Board shall be authorized to adjust § 5 of the Articles of Association following the complete or partial execution of the capital increase in accordance with the respective use of the authorized capital and expiration of the term of the authorization.”

Report of the Management Board to the General Meeting on the exclusion of subscription rights in regard to item 6 of the agenda in accordance with §§ 203 par. 2, 186 par. 3 sentence 4, par. 4 sentence 2 AktG:

By granting an authorization for a capital increase (authorized capital 2008) management is to be accorded the opportunity to obtain rapidly and flexibly required equity capital if needed during the next five years. It is especially important to make the availability of financing instruments independent of annual General Meeting schedules because the timing for the acquisition of such funds cannot be determined in advance. In competition with other companies potential transactions can often only be conducted successfully if assured financial resources are already at hand at the start of negotiations. In response to this need lawmakers have provided stock corporations the possibility to authorize management to increase the capital stock within certain timeframes and in restricted amounts without resort to further action by the General Meeting. Management therefore proposes to the General Meeting to approve such an authorization.

In the application of the authorization to issue new shares, shareholders are to be granted subscription rights so that all can participate in the capital increase in proportion to their holdings and therefore be able to maintain their influence in respect to voting rights as well the value of their participations. This also applies in particular if new shares are not directly offered to shareholders for subscription but through the inclusion of one or more credit institutions, to the extent that these are obligated to offer the assumed shares to shareholders by way of so-called indirect subscription rights. The proposal for a resolution therefore provides provisions to that effect.

The suggested authorization of the Management Board as described under letter a) to exclude, with commensurate approval of the Supervisory Board, possible fractional amounts from shareholders’ subscription rights serves to create a viable subscription right ratio in light of the amount of the respective capital increase. The other planned subscription exclusion, as described under letter b) for the purpose of granting subscription rights to holders of conversion or option rights and those obligated to convert convertible bonds, respectively, is needed and appropriate in order to protect them to the same extent as shareholders from the dilution of their rights. To guarantee such protection against dilution it is necessary to grant holders of conversion and option rights or those obligated to such conversion a subscription right to new shares as it would accrue to them after exercising their conversion and option rights or fulfilling their conversion obligations. By awarding such subscription rights it would not be necessary to reduce the conversion and option price for the shares to be issued subject to the conditions of the convertible bonds and bonds with warrants.

The suggested authorization to exclude the subscription right, as described under letter c), is designed to enable management to have employees participate in the capital stock by issuing employee shares, in order to motivate still stronger commitment to the company and increase their loyalty to the company. In particular cases the Management Board and Supervisory Board will examine to what extent it would be in the interest of the company to issue employee shares from authorized capital instead of issuing options for the subscription to new shares on the basis of the existing authorizations or authorizations still to be decided.

The suggested authorization specified under letter d) to exclude, when issuing new shares against cash, the shareholders’ subscription rights once or several times for a partial amount of the authorized capital that would not exceed 10% of the current capital stock and 10% of the capital stock existing at the time of the first implementation of the authorization, is based on the provisions of § 186 par. 3 sentence 4 AktG. The restriction of the authorization amount for such a capital increase to 10% of the capital stock and the requirement that the price of the new issue is not to be priced significantly lower than the market price of the shares already listed are to safeguard protection under the subscription rights insofar as shareholders will not be affected or only to a reasonable extent by a loss of influence or by dilution of the value of the stock. The influence of the shareholders excluded from subscription rights can be assured by subsequent market purchases of the stock; in view of the liquidity of the market for Evotec stock such subsequent purchases can actually be realized by restricting the subscription exclusion to capital increases that do not exceed 10% of the capital stock. The capital increase unencumbered by subscription rights enables the company to maximize the creation of capital and to obtain optimum proceeds. In particular it will allow the company to react quickly and flexibly to advantageous stock market conditions. Even though § 186 par. 2 sentence 2 AktG permits publication of the subscription price until no later than three days before the expiration of the (at least two-week) subscription period, in view of the volatility of stock markets there is a market risk in this case as well, specifically in terms of changes in the price of the stock over a period of days that can lead to discounts—in respect to the safety of the investment—in setting the price of the issue and encourage pricing not based on actual market conditions. In addition, by providing subscription rights the company cannot react short-term to advantageous market conditions due to the length of the subscription period. The authorization for the exclusion of subscription rights is therefore in the interest of the company and its shareholders. For the further protection of shareholders against loss of influence and value dilution the authorization to exclude subscription rights is limited by the fact that other capital measures that have the effect of a subscription-right-excluding cash capital increase are credited against the maximum amount up to which cash capital increases that exclude subscription rights can take place. The authorization includes the provision that a sale of shares acquired by the company based on the authorization of the General Meeting in accordance with § 71, par. 1, no. 8 AktG and sold to third parties against cash without having offered to shareholders to subscribe to such shares, reduces the maximum amount in the same way as future issues of bonds with warrants and/or convertible bonds, to the extent that shareholders are not granted a subscription right to them.

The authorization to exclude subscription rights, granted in letter e), is to enable the company to acquire companies, parts of companies or participations in companies, licensing rights or receivables against shares. This is a customary form of acquisition. In practice, in many cases the owners of attractive acquisitions targets demand shares of the acquiring company especially in consideration for the sale of their shares or a company. In order not to lose out on the acquisition of such targets, the company must be in a position to increase its capital stock, possibly very quickly, in exchange for contributions-in-kind, excluding shareholders’ subscription rights. Besides, the company will be put in a position to acquire companies, parts of companies or participations in companies as well as other assets, such as, for example, also licensing rights or receivables against the company, without having to make excessive use of its own liquidity. In view of the subscription right exclusion necessary in the event of such capital increases in exchange for contributions in kind, the company proposes to limit the leeway it has for such capital increases to 20% of the existing capital stock.

Based on the above explanations the authorization to exclude subscription rights is a necessity and mandated in the interest of the company in all five cases within the delineated limitations.

The Management Board will review carefully in each individual case whether it will use its authorization to increase the capital by excluding subscription rights, in the event of concrete opportunities for acquiring companies, parts of companies or participations in companies or other assets and, in the process, carefully weigh whether any shares to be transferred as compensation should be obtained in whole or in part by a capital increase or the acquisition of treasury stock. The Board of Management will exclude the shareholders’ subscription rights only if the acquisition against issue of company shares is in its well-understood interest. The Supervisory Board will provide its required consent to use the authorized capital on the basis of a subscription right exclusion of shareholders only if all conditions described above as well as all legal prerequisites have been fulfilled. The Management Board will report on the details of how the authorized capital will be used at the General Meeting following any possible such use.

7.	Resolution on the authorization to issue stock options, create conditional capital and changes in the Articles of Association

The Management Board and the Supervisory Board propose to adopt the following resolution:

a)	The Management Board and—to the extent that members of the Management Board are affected—the Supervisory Board are authorized to introduce stock option programs by August 27, 2016 for such groups of persons as named under item (1) below and to grant, one time or several times, subscription rights for up to 3,400,000 shares representing a mathematical portion of altogether up to EUR 3,400,000 of the capital stock, for a term of up to eight years. Shareholders of the company are not entitled to subscription rights. At the choosing of the company, any exercised subscription rights can be settled by drawing on the proposed conditional capital—proposed for resolution under letter b) below—or by using the company’s treasury stock in accordance with proposed item 9 of the agenda or through possible future authorizations for the purchase of treasury shares by the company. Subscription rights to subscribe to shares of the company are granted, and such shares are issued subject to the following conditions:

(1)	Eligible parties

Eligible to acquire subscription rights are such persons who belong to the following groups of persons:

(a)	Members of the Management Board (Group 1);

(b)	Employees of the company and affiliated companies (Group 2).

The Management Board of the company defines the exact qualifications of persons so entitled and the exact scope of the subscription rights to be granted. Subscription rights of members of the Management Board are specified by the Supervisory Board.

(2)	Distribution of subscription rights

The entire volume of subscription rights shall be divided among the eligible groups of persons as follows:

•	Up to 1,000,000 of the subscription rights are accorded to the members of the Management Board of the company (Group 1).

•	Up to 2,400,000 of the subscription rights are accorded to the employees of the company and its affiliates (Group 2).

(3)	Right to acquire shares

Each subscription right entitles the owner of such subscription right to a bearer share against payment of the strike price in accordance with item (5).

(4)	Acquisition periods

Subscription rights may be issued on an ongoing basis. Within the framework of the total number of subscription rights, no more than 50% are to be issued per calendar year.

(5)	Strike price and performance goal

The strike price for the acquisition of a share of the company corresponds to the mean value of the closing prices for shares of the company of the same category in XETRA trading (or a comparable successor system) on the last three trading days of the Frankfurt Securities Exchange before the day the subscription rights are issued (“Issue Day”), however no less than the proportionate amount of the capital stock accruing to one share. For subscription rights to be exercised effectively it is required that the mean value of the closing prices for shares of the company of the same category in XETRA trading (or a comparable successor system) on the last 20 trading days of the Frankfurt Securities Exchange before the expiration of the Holding Period in accordance with section (7) exceeds the mean value of the closing prices for company shares of the same category in XETRA trading (or a comparable successor system) on the last 20 trading days of the Frankfurt Securities Exchange before the Issue Day of the subscription rights by at least 33%

(“Performance Goal”). If the Performance Goal has not been reached at the expiration of the Holding Period the above provision applies subject to the condition that the mean value of the final prices for the company’s shares of the same category in XETRA trading (or a comparable successor system) on the last 20 trading days of the Frankfurt Securities Exchange before the expiration of the Holding Period is replaced by the mean value of the final prices for the company’s shares of the same category in XETRA trading (or a comparable successor system) on the last 20 trading days of the Frankfurt Securities Exchange before the expiration of four or five years following the Issue Date of the subscription rights.

(6)	Adjustment in the event of capital measures

In the event that the company, during the term of subscription rights, increases its capital stock by issuing new shares, granting a direct or indirect subscription right to its shareholders, or sells treasury stock or issues bonds with conversion and/or option rights and obligations, respectively, the subscription right conditions may provide that the strike price be adjusted subject to the subscription right conditions. In addition, the subscription right conditions may provide for an adjustment of the subscription rights in the event of capital increases from the company’s own funds and capital decrease in the event of a re-denomination of shares (stock split) and consolidation of shares.

(7)	Holding Period and exercise periods

The subscription rights granted to the individual eligible parties may be exercised no sooner than following the expiration of three years as of the Issue Date (“Holding Period”). Subscription rights that were not exercised effectively shall lapse after the expiration of the sixth year of the Issue Date. The subscription rights may be exercised each year only within certain time periods of two weeks each, beginning each year on the third trading day after the regular General Meeting, on the third trading day after the annual press conference on the results and on the third trading day after the quarterly report of the company has been made available to the public.

(8)	Personal right

The subscription rights can only be exercised by the eligible parties personally. Subscription rights cannot be transferred in a legal transaction. They can, however, be left to heirs. Subscription rights can only be exercised as long as there is a service or employment relationship between the eligible person and the company. Notwithstanding the above, subscription right conditions may provide for special provisions in the event that an eligible person dies or retires or that his/her service or employment relationship with the company ends in a way that is not due to termination by notice.

(9)	Regulation of details

The Management Board, with the approval of the Supervisory Board, shall be authorized to determine further details for the issue of shares from conditional capital as well as the further conditions of the stock option program, including subscription right conditions for the eligible groups of persons; notwithstanding the preceding clause, to that extent the Supervisory Board of the company shall make decisions as far as the members of the Management Board are concerned. These further details include in particular provisions on the distribution of the subscription rights within the groups of eligible persons, the Issue Date within the prescribed time period, the process of allocating the shares to the different eligible parties and the exercise of the subscription rights as well as additional procedural regulations.

b)	Conditional capital

The company’s capital stock shall be conditionally increased by up to EUR 3,400,000.00 on the basis of the issue of up to 3,400,000 new bearer shares corresponding to a mathematical share in the capital stock of EUR 1.00. The conditional capital serves to fulfill subscription rights that were issued and exercised based on the authorization given by the General Meeting on August 28, 2008 in accordance with letter a) above. The conditional capital increase will only be implemented to the extent to which owners of subscription rights make use of their rights to subscribe to shares of the company. The issue of the shares shall take place at the strike price determined in accordance with letter a) item (5) of this resolution as an issue amount. The new shares shall participate in profits as of the beginning of the business year in which they are issued. The Management Board, with the approval of the Supervisory Board and—to the extent that members of the Management Board are affected—the Supervisory Board shall be authorized to determine additional details of the conditional capital increase and its implementation.

c)	Change of the Articles of Association:

The following new paragraph 11 shall be added to § 5 of the Articles of Association:

“(11)	The stock capital of the Company is conditionally increased by another EUR 3,400,000.00 on the basis of the issue of 3,400,000 new bearer shares (conditional capital VII). The conditional capital increase is put into effect only to the extent to which bearers of the subscription rights granted to them on the basis of the authorization by the General Meeting on August 28, 2008 exercise their rights to subscribe to shares of the company. The new shares shall participate in profits as of the beginning of the business year in which they are issued. The Management Board, with the approval of the Supervisory Board and—to the extent that members of the Management Board are affected—the Supervisory Board shall be authorized to determine additional details of the conditional capital increase and its implementation.”

8.	Changes of the Articles of Association re: § 14 Chairmanship of the General Meeting

The Management Board and the Supervisory Board propose to resolve:

§ 14 par. 1 of the Articles of Association is revised as follows:

“The General Meeting will be chaired by the Chairman of the Supervisory Board or another member of the Supervisory Board designated by the Supervisory Board.”

9.	Resolution on the authorization to acquire and use treasury stock of the company in accordance with § 71 par. 1 No. 8 AktG

The Management Board and the Supervisory Board propose to resolve as follows:

a)	In accordance with § 71 par. 1 No. 8 AktG the company will be authorized by February 28, 2010 to acquire treasury stock of the company amounting to a mathematical share in the capital stock of altogether up to EUR 500,000.00. Together with other treasury stock held by the company or allocateable to it under § 71d f. AktG, the shares acquired based on this authorization may at no point exceed a mathematical share in the capital stock of up to EUR 500,000.00. Such acquisition may take place on the stock exchange or on the basis of a public purchase offer directed to all shareholders. In the event the shares are acquired on the stock exchange the purchase price (excluding ancillary costs) may not exceed the mean value of the closing prices for the same category of company shares in XETRA trading (or a comparable successor system) on the five trading days of the Frankfurt Securities Exchange prior to such acquisition by more than 10% or be below that mean value by more than 20%. In the event of a public purchase offer it may not exceed or fall short of the mean value of the closing prices for the same category of company shares in XETRA trading (or a comparable successor system) on the five trading days of the Frankfurt Securities Exchange prior to the publication of the offer by more than 20%. Treasury stock may not be acquired for trading purposes.

b)	The Management Board shall be authorized to transfer shares acquired on the basis of this or an earlier authorization to members of the Supervisory Board as part of their compensation due to them under the Articles of Association. Shareholders’ subscription rights shall be excluded.

c)

The Management Board shall be authorized, with the consent of the Supervisory Board, to use treasury stock acquired on the basis of this or an earlier authorization to fulfill subscription rights that were and/or are granted within the framework of stock option programs adopted by the General Meetings on June 7, 1999, June 26, 2000, June 18, 2001, June 7, 2005

and May 30, 2007 as well as within the framework of the stock option program proposed to be adopted by the General Meeting on August 28, 2008 under agenda item 7. To the extent that treasury stock is to be transferred to members of the Management Board such decision is to be made by the company’s Supervisory Board. Shareholders’ subscription rights shall be excluded.

Major provisions of the aforementioned options programs are:

(i) Authorization resolution of June 7, 1999

The Board of Management and—to the extent that members of the Management Board are affected—the Supervisory Board shall be authorized to issue subscription rights one time or several times to employees of the company (including members of the Management Board) and of companies affiliated with it within the meaning of § 15 AktG, that entitle the holder to obtain shares at a mathematical nominal amount of altogether up to EUR 1,466,600.00. It is incumbent upon the Supervisory Board to grant subscription rights to members of the Management Board; it is incumbent upon the Management Board to grant subscription rights to other employees.

Of the aforementioned maximum amount of subscription rights subject to such issuance, up to one-fifth may be issued to members of the company’s Management Board (Group A), up to one-fifth to executives (Group B), and up to three-fifths to other employees (Group C). Furthermore, of the aforementioned maximum amount of subscription rights subject to such issue, in each calendar year no more than up to 30% shall be issued, and of these subscription rights to be offered in one calendar year, no more than the aforementioned fractions are to be offered to members of Groups A, B and C.

Subscription rights may be issued on an ongoing basis. However, as of business year 2000 subscription rights may only be granted if the average of the XETRA closing prices of the company’s stock during the last three months of the last completed business year before the subscription rights were granted were at least 30% above the corresponding average for the last three months of the prior business year (hereinafter called “required stock appreciation”). If the stock was not listed on the stock exchange in the relevant reference period, the reference price will be the issuance price at the initial public offering. If the required stock appreciation is not achieved, the Supervisory Board may still permit the issuance of subscription rights to employees if such an action is required in the interest of the company. In such an event the aforementioned limitations to the overall number of subscription rights to be issued in each year as well as the provisions regarding the allocation of subscription rights between Management Board and employees shall also apply.

Owners of subscription rights may exercise one-third of their subscription rights no sooner than after two years, up to a total of two-thirds following the expiration of another year, and all of their subscription rights following the expiration of the fourth year. Subscription rights that were not exercised effectively shall lapse at the end of the tenth year since the time of their issuance. Subscription rights can only be exercised during certain exercise periods.

Subscription rights can only be exercised validly if the price of the share at the time of such exercise has reached at least 105% of the base price. The base price is the XETRA closing price of the stock of the company on the last trading day before the day of the issuance of the subscription rights; the strike price is the XETRA closing price of the company’s shares on the last trading day before the beginning of the exercise period in which the option is exercised. Notwithstanding the above, for subscription rights issued in calendar year 1999, the base price equals the issuance price of the company’s shares at the initial public offering. When exercised, one subscription right entitles the holder to acquire one share of the company at a strike price corresponding to the base price. § 9, par. 1 AktG remains unaffected.

(ii) Authorization resolution of June 26, 2000

The Management Board shall be authorized, one time or several times, to issue subscription rights to employees of the company and companies affiliated with it within the meaning of § 15 AktG; such rights entitle the holder to subscribe to shares at a mathematical nominal amount of altogether up to EUR 949,000.00. Subscription rights are granted by the Management Board.

Of the aforementioned maximum amount of subscription rights subject to such issue, up to one-tenth may be issued to members of the management of affiliated companies (Group A), and up to nine-tenths to employees of the company and employees of affiliated companies (Group B). Furthermore, of the aforementioned maximum amount of subscription rights subject to such issue, in each calendar year up to no more than 30% shall be issued, and of these subscription rights to be offered in one calendar year, no more than the aforementioned fractions shall be offered to the members of Groups A and B.

Subscription rights may be issued on an ongoing basis. However, subscription rights may only be granted if the average of the XETRA closing prices of the company’s stock during the last three months of the last completed business year before the subscription rights were granted was at least 30% above the corresponding average for the last three months of the prior business year (hereinafter called “required stock appreciation”). If the stock was not listed on the stock exchange in the relevant reference period, the reference price will be the issuance price at the time of the initial public offering. If the required stock appreciation is not achieved, the Supervisory Board may still permit the issuance of subscription rights to employees if such action is required in the interest of the company. Such a necessity may arise, for example, in connection with the hiring of particularly qualified employees or in connection with the acquisition of a majority holding in a company. The aforementioned limitations to the overall number of subscription rights to be issued in each year as well as the provisions regarding the allocation of subscription rights between Management Board and employees shall also apply in such an event.

Owners of subscription rights may exercise one-third of their subscription rights at the earliest after two years, up to a total of two-thirds following the expiration of another year, and all of their subscription rights at the end of the fourth year. Following the expiration of the tenth year since the time of their issuance subscription rights that were not exercised effectively shall lapse. Subscription rights can only be exercised during certain exercise periods.

Subscription rights can only be exercised validly if the price of the share at the time of such exercise has reached at least 105% of the base price. The base price is the XETRA closing price of the stock of the company on the last trading day before the day of the issuance of the subscription rights; the strike price is the XETRA closing price of the company’s shares on the last trading day before the beginning of the exercise period in which the option is exercised. When exercised, one subscription right entitles the holder to acquire one share of the company at a strike price corresponding to the base price. § 9, par. 1 AktG remains unaffected.

(iii) Authorization resolution of June 18, 2001

The Board of Management and—to the extent that members of the Management Board are affected—the Supervisory Board shall be authorized to issue subscription rights one time or several times to employees of the company and of companies affiliated with it within the meaning of § 15 AktG, that entitle the holder to obtain shares at a mathematical nominal amount of altogether up to EUR 1,129,600.00. It is incumbent upon the Supervisory Board to grant subscription rights to members of the Management Board; it is incumbent upon the Management Board to grant subscription rights to other employees.

Of the aforementioned maximum amount of subscription rights subject to such issuance, up to 300,000 may be issued to members of the Management Board of the company (Group A), up to 150,000 to members of the management of affiliated companies (Group B) and up to 679,600 to employees of the company and employees of affiliated companies (Group C). Furthermore, of the aforementioned maximum amount of subscription rights subject to such issue, in each calendar year no more than up to 30% are to be issued and of these subscription rights to be offered in one calendar year, no more than the aforementioned fractions are to be offered to the members of Groups A, B and C.

The remaining provisions correspond to those in the authorization resolution of June 26, 2000, see above.

(iv) Authorization resolution of June 7, 2005

The Board of Management and—to the extent that members of the Management Board are affected—the Supervisory Board shall be authorized to issue subscription rights one time or several times to employees of the company (including members of the Management Board) and of companies affiliated with it within the meaning of § 15 AktG, that entitle the holder to obtain shares at a mathematical nominal amount of altogether up to EUR 1,741,481.00. It is incumbent upon the Supervisory Board to grant subscription rights to members of the Management Board; it is incumbent upon the Management Board to grant subscription rights to other employees.

Of the aforementioned maximum amount of subscription rights subject to such issuance, up to 700,000 may be issued to members of the company’s Management Board (Group A), up to 341,481 to members of the management of affiliated companies (Group B), and up to 700,000 to other employees (Group C). Furthermore, of the aforementioned maximum amount of subscription rights subject to such issue, in each calendar year no more than up to 40% shall be issued. Subscription rights may be issued on an ongoing basis.

Owners of subscription rights may exercise their subscription rights at the earliest after three years (“Holding Period”). Following the expiration of the sixth year since the time of their issuance subscription rights that were not exercised effectively shall lapse. Subscription rights can only be exercised during certain exercise periods.

For the exercise of subscription rights to be effective it is required that the price of the share at the end of the Holding Period exceeds the price on the Issue Date by at least 33% (“Performance Goal”). An average price on the last 20 trading days before these effective dates shall be applied. If at the end of the Holding Period the Performance Goal has not been reached, it applies subject to the proviso that the date of expiration of the Holding Period shall be replaced by a date four or five years after the Issue Date of the subscription rights.

When exercised, one subscription right entitles the holder to acquire one share of the company at a strike price corresponding to the mean value of the last three trading days before the Issue Date of the subscription rights. § 9, par. 1 AktG remains unaffected.

(v) Authorization resolution of May 30, 2007

The Board of Management and—to the extent that members of the Management Board are affected—the Supervisory Board shall be authorized to issue subscription rights one time or several times to the company’s employees (including members of the Management Board) and of companies affiliated with it within the meaning of § 15 AktG, that entitle the holder to obtain shares at a mathematical nominal amount of altogether up to EUR 2,140,000.00. It is incumbent upon the Supervisory Board to grant subscription rights to members of the Management Board; it is incumbent upon the Management Board to grant subscription rights to other employees.

Of the aforementioned maximum amount of subscription rights subject to such issuance, up to 1,000,000 may be issued to members of the Management Board of the company (Group A), up to 400,000 to members of the management of affiliated companies (Group B) and up to 740,000 to other employees (Group C). Furthermore, of the aforementioned maximum amount of subscription rights subject to such issue, in each calendar year no more than up to 40% are to be issued. Subscription rights may be issued on an ongoing basis.

Owners of subscription rights may exercise their subscription rights at the earliest after three years (“Holding Period”). At the end of the sixth year since the time of their issuance subscription rights that were not exercised effectively shall lapse. Subscription rights can only be exercised during certain exercise periods.

For the exercise of the subscription rights to be effective it is required that the price of the share at the end of the Holding Period exceeds the price on the Issue Date by at least 33% (“Performance Goal”). An average price on the last 20 trading days before these effective dates shall be applied. If at the end of the Holding Period the Performance Goal has not been reached, it applies subject to the proviso that the date of expiration of the Holding Period shall be replaced by a date four or five years after the Issue Date of the subscription rights.

When exercised, one subscription right entitles the holder to acquire one share of the company at a strike price corresponding to the mean value on the last three trading days before the Issue Date of the subscription rights. § 9, par. 1 AktG remains unaffected.

(vi) Authorization resolution of August 28, 2008

The important features of the stock option program submitted to the General Meeting on August 28, 2008 for resolution are reflected in agenda item 7 letter a).

d)	The Management Board is further authorized to collect, in whole or in part, the acquired treasury stock with the approval of the Supervisory Board, without any special resolution on the part of the General Meeting. Notwithstanding the above, the Management Board may decide that the capital stock remain unchanged in the event of such collection and that instead such collection increases the share of the remaining shares in accordance with § 8, par. 3 AktG. In such an event the Management Board shall be entitled to adjust the information on the number [of shares] in the Articles of Association.

e)	The aforementioned authorizations for the sale or collection of treasury stock may be used in their entirety or in parts, one time or several times, individually or collectively.

f)	The authorization, valid until November 30, 2008, granted to the company by the General Meeting of May 30, 2007 in accordance with agenda item 7, letter a) to acquire treasury stock shall be withdrawn once the new authorization proposed hereby has become effective.

Report of the Management Board to the General Meeting regarding item 9 of the agenda in accordance with §§ 71 par. 1 no. 8, sentence 5, 186 par. 3, sentence 4, par. 4, sentence 2 AktG:

Regarding item 9 of the agenda it is proposed to the General Meeting to authorize the company in accordance with § 71 par. 1 no. 8 AktG, for the duration of 18 months as of the day of the resolution, to acquire treasury stock up to a mathematical share in the capital stock of altogether EUR 500,000.00, including shares already acquired or attributable to the company. Under the proposal for resolution the company shall be entitled to sell or issue the treasury stock acquired on the basis of this or another authorization in parts to the exclusion of shareholders’ subscription rights.

The proposed authorization to acquire treasury stock is to enable the company to use the tool of acquiring treasury stock for the duration of 18 months as of the day of the resolution. The acquisition of treasury stock can only take place on the stock exchange or via a purchase offer directed to all shareholders. Thus, all shareholders will receive equal opportunity to sell shares to the company if the company uses the authorization to acquire treasury stock.

Based on legal provisions treasury stock acquired by the company can be sold again on the stock exchange or via a public offer to all shareholders. These possibilities of a sale safeguard the right of shareholders to equal treatment in the event shares are re-issued. In addition the proposal for resolution provides for the Management Board to be able to transfer any shares acquired based on the authorization to members of the Supervisory Board as part of their compensation to which they are entitled under the Articles of Association. In § 12, par. 3 the company’s Articles of Association provide that members of the Supervisory Board receive company shares at an equivalent value of EUR 7,500.00 per year (in the case of the Chairman of the Supervisory Board, the value is two times, in the event of the Deputy Chairman of the Supervisory Board, one-and-a-half times this amount). This value is paid in the form of company shares on the basis of the mean value of the closing prices for the company’s shares in XETRA trading (or a comparable successor system) on the last three trading days of the Frankfurt Securities Exchange of the business year for which the compensation is granted. If a share results only in a fractional amount, the amount will be rounded down to the next lower full number of units and the difference is paid in cash. This is to provide members of the Supervisory Board with an incentive to keep the shares of the company more long-term, thus achieving stronger identification with the company. The authorization in accordance with item 9 letter b) of the agenda is to provide the company with the possibility to acquire stock for this purpose and to transfer them to members of the Supervisory Board to the exclusion of shareholders’ subscription rights.

The resolution proposed under item 9 letter c) of the agenda is to give the company the possibility to settle the subscription rights under the stock option programs set forth therein on the basis of the acquisition of treasury stock. The subscription right exclusion proposed for this event takes account of this purpose. The essential points of the stock option programs adopted in 1999, 2000, 2001, 2005 and 2007 are reflected in letter c) of the proposal for resolution; they may also be reviewed until the date of the General Meeting at the offices of Evotec AG in Hamburg during usual business hours. The essential points of the stock option program proposed to the General Meeting for resolution on August 28, 2008 are reflected under agenda item 7 letter a). The company’s stock option programs serve the purpose to secure the company’s performance in the long term through still stronger identification between the eligible groups of individuals and the company and its shareholders. The decision how to settle such subscription rights in each individual case is incumbent upon the company’s competent bodies; their actions will be guided solely by the interests of shareholders and the company and they will report on their decision at the next General Meeting.

Submissions to shareholders

Once the General Meeting has been convened, shareholders may review the following documents at the offices of Evotec AG, Schnackenburgallee 114, 22525 Hamburg, Germany:

•

The approved annual financial statements, the approved consolidated financial statements as well as the management reports of Evotec AG and the Group for fiscal 2007, including the report of the Supervisory Board and the explanatory report of the Board of Management on the information in accordance with §§ 289 par. 4, 315 par. 4 HGB;

•

The report of the Management Board to the General Meeting on the subscription right exclusion regarding item 6 of the agenda in accordance with §§ 203 par. 2, sentence 2, 186 par. 3, sentence 4, par. 4, sentence 2 AktG;

•

The report of the Management Board to the General Meeting on the subscription right exclusion regarding item 9 of the agenda in accordance with §§ 71 par. 1, no. 8, sentence 5, 186 par. 3, sentence 4, par. 4, sentence 2 AktG.

Upon request shareholders may receive from the company a copy of the aforementioned documents promptly and free of charge. The documents will also be available at the General Meeting and can be downloaded on the Internet at www.evotec.com.

Total number of shares and voting rights

At the time of publication of this invitation the company has issued altogether 108,838,715 bearer shares without nominal value (no par value shares). Of these, 108,838,715 are entitled to participate and vote.

Participation at the General Meeting

Under § 13 of the Articles of Association any shareholder who registers with the company before the General Meeting in written form, indicating the number of shares to which the registration refers, and who documents his/her entitlement to participate in the General Meeting and to exercise his/her voting right on the basis of written proof of his/her shareholding issued by the depositary bank. The registration and proof have to be prepared in German or English and must be received by the company, at the address below, no later than by the expiration of Thursday, August 21, 2008, midnight (CEST):

Evotec AG
c/o Deutsche Bank AG
- General Meetings -
60272 Frankfurt am Main Germany

E-Mail:	WP.HV@Xchanging.com
FAX:	+49 (0)69.12012-86045

The special verification of the shareholder’s holdings has to make reference to Thursday, August 7, 2008, 0:00 o’clock (CEST).

The admission tickets to the General Meeting will be sent to shareholders following receipt of the registration and special verification of share ownership. To assure timely receipt of the admission tickets we request shareholders to make sure that the verification of their shareholding is sent to the company by the stated time.

Proxies

It is being called to the attention of the shareholders that their right to vote in the General Meeting can be exercised by a proxy, including a bank or association of stockholders and also by proxies who are named by the company and bound to vote as per instruction. The power of attorney has to be issued in written form and presented to the company.

In accordance with § 15 paragraph 1 of the Articles of Association the power of attorney assigned to the proxy named by the company can, alternatively, either be faxed or sent electronically per Internet to www.evotec.com via the links “Investors” and “Hauptversammlung” [Annual General Meeting] under “Stimmrechtsvertretung” [Proxy].

To the extent that proxies named by the company are to receive a shareholder’s power of attorney, they have to be instructed in any case how to exercise their proxy in respect to voting on resolutions submitted by management. Such proxies of the company are obligated to vote as per the instructions they were given. Without such instructions, the proxy holders will not exercise their vote.

Shareholders who wish to assign a power of attorney to a proxy named by the company will need an admission ticket to the General Meeting. The ticket can be ordered from the depositary bank. With the ticket our shareholders receive further information about the assignment of a power of attorney to a proxy named by the company as well as a power of attorney form and instruction form.

Shareholders who in respect to participation and the exercise of their voting rights would like to be represented by a proxy other than the instruction-bound proxy appointed by the company will find a form in accordance with § 30a paragraph 1, no. 5 of the [German] securities trading law on the back of the admission ticket, which will be sent to shareholders once the registration and the verification of stockholdings are forwarded on a timely basis and in the form outlined above.

Information on appointing proxies is also available to our shareholders at the www.evotec.com Internet address. Shareholders can also receive personal service by calling + 49 (0) 89.889 690 620 weekdays between 9 AM and 5 PM CEST.

Motions and election proposals by shareholders

Opposing motions and election proposals by shareholders in response to certain agenda items have to be submitted in writing within the given term specified under § 126 paragraph 1 AktG, exclusively to

Evotec AG
Rechtsabteilung (Legal Department)
Schnackenburgallee 114 22525 Hamburg Germany

Fax:	+ 49 (0)40 .560 81 333

Proper motions and election proposals directed on a timely basis to the above address are posted immediately under www.evotec.com in the Internet. If indicated, the position taken by management to the opposing motions and proposed candidates will also be published.

Internet webcast of the General Meeting

It is planned to make a live transmission of the opening of the General Meeting by the chair of the meeting as well as of the address by the Chief Executive Officer available in the Internet on August 28, 2008 beginning at 10 AM (CEST). After the General Meeting the transmission will also be available as a recorded copy on the Evotec website.

Hamburg, July 2008

Evotec AG

The Management Board